Exhibit 12.1

COLONY FINANCIAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(In thousands, except ratios)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income (loss) before income taxes before adjustment for noncontrolling interest and income from equity method investees	$83,483	$25,874	$1,633	$(2,356)	$(6,516)
Add:
Fixed charges	48,365	18,838	8,248	3,011	555
Distributed income of equity investees	74,948	101,874	64,839	25,959	16,296
Subtract:
Noncontrolling interests in pre-tax income of consolidated subsidiaries with no fixed charges	(27,529)	(17,018)	(1,976)	(1,095)	(22)

Earnings	$179,267	$129,568	$72,744	$25,519	$10,313

Fixed Charges and Preferred Dividends:
Fixed Charges:
Interest expense	$48,365	$18,838	$8,248	$3,011	$555
Preferred Dividends	24,870	21,420	13,915	—	—

Combined fixed charges and preferred dividends	$73,235	$40,258	$22,163	$3,011	$555

Ratio of Earnings to Fixed Charges	3.7x	6.9x	8.8x	8.5x	18.6x

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.4x	3.2x	3.3x	8.5x (1)	18.6x (1)

(1)	We did not have any shares of preferred stock issued and outstanding for the periods presented.